FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending May 2015

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
--

GlaxoSmithKline plc

Notification of Transactions of Directors, Persons Discharging Managerial Responsibilities or Connected Persons

I give below details of changes in interests in the Ordinary shares of GlaxoSmithKline plc ('GSK') in respect of the under-mentioned Persons Discharging Managerial Responsibilities ('PDMR') on 11 May 2015:

PDMR	GSK Deferred Annual Bonus Plan
E Walmsley
Exercise of a nil priced option over 12,432 shares and 1,679 shares granted on 9 March 2012, both of which vested on 9 March 2015 under the GSK Deferred Annual Bonus Plan. GSK delivered the net of tax value in shares being 7,478.

P Vallance
Exercise of a nil priced option over 24,907 shares and 3,363 shares granted on 9 March 2012, both of which vested on 9 March 2015 under the GSK Deferred Annual Bonus Plan. GSK delivered the net of tax value in shares being 14,983.

C Thomas
Exercise of a nil priced option over 17,986 shares and 2,429 shares granted on 9 March 2012, both of which vested on 9 March 2015 under the GSK Deferred Annual Bonus Plan. GSK delivered the net of tax value in shares being 10,819.

D Redfern
Exercise of a nil priced option over 14,644 shares and 1,977 shares granted on 9 March 2012, both of which vested on 9 March 2015 under the GSK Deferred Annual Bonus Plan. GSK delivered the net of tax value in shares being 8,809.

The fair market value of an Ordinary Share at the point of exercise on 11 May 2015 was £14.73.

The Company and the above-mentioned PDMR's were advised of this transaction on 12 May 2015.

This notification relates to a transaction notified in accordance with paragraph 3.1.4R(1)(a) of the Disclosure and Transparency Rules.

V A Whyte
Company Secretary

12 May 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: May 12, 2015

By: VICTORIA WHYTE
----------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc